Biofrontera Honored with Prestigious Silver Stevie(R) Award for Outstanding U.S. Customer Service Department of the Year

Leverkusen, Germany, February 25, 2019 - Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced that its wholly owned US-subsidiary Biofrontera Inc. earned a Silver Stevie Award for outstanding Customer Service Department of the Year - Healthcare, Pharmaceuticals, and Related Industries. The honor was announced during a ceremony held recently in Las Vegas, Nevada.

The Stevie Awards for Sales & Customer Service are the world’s top honors for customer service, contact center, business development, and sales professionals. The Stevie Awards organization stages seven of the world’s leading business awards programs, including the prestigious American Business Awards(R) and International Business Awards(R).

The awards were presented to honorees during a gala banquet on Friday, February 22 at Caesars Palace in Las Vegas, NV. More than 700 executives from the U.S.A. and several other nations attended.

“We are honored to be recognized by the Stevie Awards for our outstanding customer service department, which has worked tirelessly to support our customers as we continue to introduce Ameluz(R) for the treatment of Actinic Keratosis to dermatologists across the United States,” commented Randall Wilhoite, COO of Biofrontera Inc. “We appreciate the dedication and hard work of our customer service staff to ensure our customers experience the highest level of service possible. The goal of our customer service representatives is to provide an effortless interaction that meets the needs of the busy schedule in a dermatologist’s office. In turn, this will lead to building long lasting partnerships with our customer base as we continue to meet their business needs.”

“All of the Stevie Award winners should be very proud of their achievements. Independent professionals around the world have agreed that their accomplishments are worthy of public recognition,” said Stevie Awards President and founder, Michael Gallagher.

More than 2,700 nominations from organizations of all sizes and in virtually every industry, in 45 nations, were evaluated in this year’s competition. Winners were determined by the average scores of more than 150 professionals worldwide in seven specialized judging committees. Entries were considered in 93 categories for customer service and contact center achievements, including Contact Center of the Year, Award for Innovation in Customer Service, and Customer Service Department of the Year.

Details about the Stevie Awards for Sales & Customer Service and the list of Stevie winners in all categories are available at www.StevieAwards.com/sales.

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For enquiries, please contact:	+49 (0) 214 87 63 2 0

Biofrontera AG	ir@biofrontera.com

Thomas Schaffer, Chief Financial Officer	+44 (0) 207 224 8468
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Toni Vallen
IR and PR US: The Ruth Group	+1 646-536-7035

IR: Tram Bui	+1 508-280-6592

PR: Kirsten Thomas

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

About The Stevie Awards:

Stevie Awards are conferred in seven programs: the Asia-Pacific Stevie Awards, the German Stevie Awards, The American Business Awards(R), The International Business Awards(R), the Stevie Awards for Great Employers, the Stevie Awards for Women in Business and the Stevie Awards for Sales & Customer Service. Stevie Awards competitions receive more than 12,000 entries each year from organizations in more than 70 nations. Honoring organizations of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide. Learn more about the Stevie Awards at www.StevieAwards.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Phone:	+49 (0)214 87632 0
Fax:	+49 (0)214 87632 90
E-mail:	ir@biofrontera.com
Internet:	www.biofrontera.com
ISIN:	DE0006046113, NASDAQ: BFRA
WKN:	604611
Listed:	Regulated Market in Dusseldorf, Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Hamburg, Munich, Stuttgart, Tradegate Exchange; Nasdaq